[LETTERHEAD]

October 28, 2010

H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Univest Tech, Inc. (the Company)
Amendment No. 5 to Registration Statement on Form S-1
Filed October 18, 2010
File Number: 333-159315

Dear Mr. Owings;

This is in response to an oral comment to the Company which was received from the Staff on October 26, 2010 in response to Amendment No. 5 to the Registration Statement on Form S-1. The comment suggested that the current status of operations of the Company, which is presently disclosed in the Summary of the Prospectus portion of the Registration Statement be additionally included on the cover page of the Prospectus. The Company will comply with that comment in its Rule 424(b) filing of the Prospectus.

The Company has noted the comments by the Staff in the closing section of your previous correspondence. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner